Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At June 30, 2005
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$418,672,126
Accumulated D, D & A	(194,917,192)

Net Property, Plant & Equipment	223,754,934

Current Assets:
Cash and Temporary Cash Investments	7,656,803
Notes Receivable-Intercompany	27,300,000
Receivables - Net	4,476,510
Accounts Receivable-Intercompany	838,082
Unbilled Utility Revenue	0
Materials/Supplies - Average Cost	4,314,053
Prepayments	273,075

Current Assets	44,858,523

Other Assets	310,252

Total Assets	$268,923,709

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	(15,430,500)
Accumulated Other Comprehensive Income	39,143,440

Total Common Stock Equity	61,963,281
Long-Term Debt Net of Current Portion	1,257,419
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	152,990,700

Minority Interest in Foreign Subsidiaries	27,923,378

Liabilities:
Notes Payable - Bank & Commercial Paper	36,857,459
Notes Payable - Intercompany	0
Long Term Debt Due Current	5,029,675
Accounts Payable - Other	10,143,343
Accounts Payable - Intercompany	2,487,844
Other Accruals & Current Liabilities	5,796,470

Total Current Liabilities	60,314,791

Deferred Credits:
Accumulated Deferred Income Tax	26,267,451
Other Deferred Credit	1,427,389

Total Deferred Credits	27,694,840

Total Capitalization & Liabilities	$268,923,709